UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 26, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alphatec Holdings, Inc.

File No. 000-52024 -- CF# 32194
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Alphatec Holdings, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1 and 10.3 to a Form 8-K filed March 19, 2014, as modified by the same contracts refiled with fewer redactions as Exhibits 10.1 and 10.3 to a Form 8-K/A filed on October 21, 2015.

Based on representations by Alphatec Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 8-K filed March 19, 2014   through December 15, 2019
Exhibit 10.3 to Form 8-K filed March 19, 2014   through August 30, 2016
Exhibit 10.1to a Form 8-K/A filed on October 21, 2015 through December 15, 2019
Exhibit 10.3 to a Form 8-K/A filed on October 21, 2015 through August 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

               Brent J. Fields
               Secretary